Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	July 14, 2011
NYSE: SVM

SILVERCORP REPORTS: RECORD SILVER PRODUCTION OF 1.6 MILLION OUNCES AND
RECORD SALES OF $69.7 MILLION FOR 1ST QUARTER OF FISCAL 2012

VANCOUVER, British Columbia – July 14, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to report today it has achieved record silver production and record sales for the first quarter of fiscal 2012.

HIGHLIGHTS

  Record revenues of US$69.7 million, representing a 90% increase compared to the same quarter of fiscal 2011;

  Record silver production of 1.6 million ounces, up 15% from the same period a year ago; and

  Gold production of 1,390 ounces, a 30% increase compared to the same period last year.

PRODUCTION FOR FIRST QUARTER OF FISCAL 2012

	YING	HPG&LM	TLP	BYP	Total
Production Data:
Ore Mined (tonne)	81,338	28,116	60,752	8,913	179,119
Ore Milled (tonne)	83,036	28,408	63,482	7,964	182,890
Recovery Rate
Silver (%)	92.1	91.7	88.4	-	91.3
Gold (%)				90.5
Lead (%)	96.1	93.4	90.8	-	94.7
Zinc ( %)	74.9	52.6	69.5	-	72.8
Head Grades
Silver (gram/tonne)	444	231	152	-	303
Gold (gram/tonne)				2.54
Lead (%)	8.6	3.2	2.5	-	5.5
Zinc (%)	2.5	0.4	0.8	-	1.5
Sales Data:
Metal Sales
Silver (in thousands of ounce)	1,146	190	256	-	1,592
Gold (in thousands of ounce)	0.5	0.3	-	0.6	1.4
Lead (in thousands of pound)	15,419	1,845	3,357	-	20,621
Zinc (in thousands of pound)	3,594	150	358	-	4,102
Metal Sales
Silver (in thousands of $)	34,487	5,571	7,698	-	47,756
Gold (in thousands of $)	539	303	-	689	1,531
Lead (in thousands of $)	13,462	1,560	2,915	-	17,937
Zinc (in thousands of $)	1,902	88	505	-	2,495
	50,390	7,522	11,118	689	69,719
Average Selling Price, Net
Silver ($ per ounce)	30.09	29.34	30.04	-	29.99
Gold ($ per ounce)	1,035	1,085	-	1,168	1,102
Lead ($ per pound)	0.87	0.85	0.87	-	0.87
Zinc ($ per pound)	0.53	0.59	1.41	-	0.61

Ying Mining Camp, Henan Province, China

From the four mines at the Ying Mining Camp, a record 1.6 million ounces of silver were produced and sold in this quarter, well on track for the fiscal year 2012 Production Guidance of 5.6 million ounces. In addition, about 800 ounces of gold, 20.6 million pounds of lead, and 4.1 million pounds of zinc were produced.

BYP Mine, Hunan Province, China

The Company acquired the BYP Mine in February 2011. Production was started in May, with about 8,000 tonnes of ore from existing development tunnels being processed to yield 590 ounces of gold. Mill operation was temporarily halted in June while the Company installed a liner in the tailing pond to prevent potential leakage. At present, almost one third of the tailing pond has been lined. Mill production has been resumed and a further 7,000 tonnes of low grade stockpiled ore from development tunnels plus newly mined ore will be processed.

Myles Gao, P.Geo, the President and Chief Operating Office for Silvercorp, is the qualified person who reviewed this news release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. Silvercorp has established a second production base and regional foothold at its BYP gold-lead-zinc project in Hunan Province, and is currently building the GC silver-lead-zinc project in Guangdong Province as its third production base in China. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.